January 5, 2006

Mail Stop 7010

Ms. Elie Housman, Chief Executive Officer
Inksure Technologies, Inc.
1770 N.W. 64th Street
Fort Lauderdale, FL

RE:	Inksure Technologies, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed on December 22, 2005
	File No.:  333-128946

Dear Ms. Housman:

	We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 6, however, we requested disclosure of this example in the registration statement. Please revise.
2. We note your response to prior comment 3, however, we did not receive a copy of the Schedule of Buyers. Please provide us a copy.
3. We note your response to prior comment 5. Please tell us why the private placement of additional notes should not be integrated with this offering, i.e., provide your analysis of whether or not the filing of this registration statement commenced a general solicitation of the notes.
Cover
4. Please provide the information in the second paragraph in bullet format so that it is easy to read.
Selling Securityholders, page 41
5. For each selling securityholder who is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S. in the Regulation
S-K section of the 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

As appropriate, please amend your registration statement in
response
to these comments.  If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at
(202)
551-3746 or me at (202) 551-4667.

							Sincerely,




Jennifer R. Hardy
							Legal Branch Chief

Ms. Elie Housman
Inksure Technologies, Inc.
January 5, 2006
Page  2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE